November 25, 2019

Russell Greenberg
Chief Financial Officer
INTER PARFUMS INC
551 Fifth Avenue
New York, New York 10176

       Re: INTER PARFUMS INC
           Form 10-K for the year ended December 31, 2018
           Filed on March 1, 2019
           File No. 000-16469

Dear Mr. Greenberg:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences